September 19, 2012

Jeanny V. Simaitis
Managing Counsel
Nationwide Life and Annuity Insurance Company
One Nationwide Plaza
Columbus, Ohio 43215

RE: <u>Nationwide Life and Annuity Insurance Company</u>:
     Nationwide VL Separate Account-G
      "Waddell & Reed Protection VUL II" (National Version)
     Initial Registration Statement filed on Form N-6
     File Nos. 811-21697 and 333-182896

     <u>Nationwide Life Insurance Company</u>:
     Nationwide VLI Separate Account-7
      "Waddell & Reed Protection VUL II" (NY Version)
     Initial Registration Statement filed on Form N-6
     File Nos. 811-21610 and 333-182887

Dear Ms. Simaitis:

   The staff reviewed the above-referenced initial registration statements, which the Commission received on July 27, 2012. We have given the registration statements selective review. Based on our review, we have the following comments on the National Version, which unless indicated otherwise apply to both filings.

   Page references unless indicated otherwise are to the pages of the courtesy copy of the National Version provided to the staff as marked against the initial registration statement for the "Waddell & Reed Accumulation VUL II" also issued through the Nationwide VL Separate Account-G, and Item references are to the Item numbers set forth in Form N-6.

GENERAL

1.   Please disclose to the staff whether there are any types of guarantees or support agreements with any third parties.

2.   If you seek to rely on the Rule 12h-7 under the Securities Exchange Act of 1934, please provide an appropriate representation. See Release No. 33-8996 (January 8, 2009).

3.   Please note that the contract name on the front cover page of the prospectus should be identical to the one provided as the EDGAR class identifier for the filing.

For example, for the National Version, the identifier is "NLAIC Waddell and Reed Protection VUL II," but the name on the front cover page is "Waddell & Reed Protection VUL II."

PROSPECTUS

4.   **Front/Back Cover Page**

   a.   In the fourth paragraph of the front cover page, please disclose that the prospectus describes all material rights and features of the policy and note that that should include all material variations such as the availability of certain riders.

   Please apply the same comment to and revise "State Regulation of Insurance – Variations in Benefits" on page 2 accordingly.

   Please also revise the first and second paragraphs under "The Policy – Generally" on page 18 to make it clear that the prospectus describes all material rights and features of the policy and that policy owners' rights are governed by the prospectus, *i.e.*, add the same disclosure requested by the staff in the corresponding paragraphs in the Accumulation VUL II product.

   b.   Please clarify the statement appearing as the second "boxed" statement on the front cover page, *i.e.*, "valueless" in terms of death benefit and/or cash value. For example, please refer to the disclosure under "Unfavorable Investment Experience" on page 3.

   c.   Per Item 1(b)(4), please provide the registrant's Investment Company Act of 1940 file number" on the bottom of the back cover page in type size smaller than that generally used in the prospectus."

5.   Please disclose on the front cover page or summary section that definitions are provided in Appendix B. Moreover, please confirm with the staff and also disclose the manner in which a reader will know a term is defined, *e.g.*, all terms appearing in the Appendix B - Definitions are upper-cased whenever they appear.

6.   Fee Tables (page 4)

   a.   In the first paragraph of the preamble, please retain the first sentence but delete the remainder of the paragraph as such additional disclosure does not appear to represent a modified narrative explanation comparable to that provided by Item 3. *See* Instruction 1(b) to Item 3.

   b.   In the description of the representative surrender charge in the last row of the table on page 4, please confirm that choice of Death Benefit Option 1 or 2 does not impact the resulting charge. If it does, then please retain deleted disclosure.

   c.   For the surrender charge and all other applicable charges that vary depending on the owner's characteristics, please provide a footnote with all disclosure as required by Instruction 3.b. to Item 3 in lieu of the general disclosure that follows each of the fee tables (note typo in the first sentence of that disclosure: "Changes" should probably be "Charges").

   d.   On page 7 of the National Version, please confirm necessity of the added disclosure ("from the policy's Cash Value") to the representative charge for the Overloan Lapse Protection Rider and Accelerated Death Benefit Rider Charges or delete it as superfluous to reduce the amount of narrative.

   e.   For the NY Version, please add a guaranteed minimum charge for the Waiver of Monthly Deduction Rider Charge.

   f.   In footnotes 1 and 5 to the fee tables for the NY Version, please delete the phrase "is shown on an annualized basis" as the Premium Load Charge and Mortality and Expense Risk Charge are reflected as being charges assessed, respectively, upon premium payment, and monthly (National Version does not use the phrase in its corresponding footnotes 1 and 5).

7.   For the NY Version, please highlight the last sentence of the second to last paragraph under "Fixed Investment Option" on page 3 and also add in highlight that as a result, additional premium payments may be required to prevent the policy from lapsing.

8.   In the first paragraph on page 5 (last paragraph under "Variable Investment Options"), in addition to referring the reader to the mutual fund prospectuses, please state conspicuously how an investor may obtain a prospectus. Item 4.d.

9.   The second to last paragraph in the "Variable Investment Options" subsection appearing on page 4 of the NY Version is not disclosed in the National Version. Please confirm this is accurate or add the disclosure accordingly.

10. In the National Version, please note the typo in the second to last paragraph under "Valuation of Accumulation Units" on page 13 (deleted "in") and please review the entire prospectus for other similar typos, *e.g.*, on page 16 "needed" changed to "need."

11.   Unit Value Credit (page 13)

    a.   The chart implies that specific unit value credits will be applied to the listed Sub-Accounts whereas the text states that the application of credits as well as the amounts is completely within the company's discretion. Please reconcile the chart and disclosure.

    b.   Please disclose how owners will be notified and the frequency of notification to owners as to when the Unit Value Credit is applied and when it is not applied, and incorporate the same in the "Reminders, Reports, and Illustrations" section on page 24.

    c.   Please confirm and disclose whether there are any charges associated with this feature, whether directly or indirectly.

12.   Contacting the Service Center (page 16)

Please clarify the meaning of the first sentence of the fourth paragraph ("Service and transaction requests will generally be processed on the Valuation Period they are received"), *i.e.*, difference between receiving when NYSE is open and when it is closed or after it has closed as provided in second paragraph under "Valuation of Accumulation Units" on page 13.

13.   Right to Cancel (Examination Right) (page 19)

    a.   Please provide the minimum period required by any state.

    b.   Based on the first paragraph under "Right to Cancel (Examination Right)" on page 18 of the NY Version, it appears that policies may be sold in states other than New York using the NY Version prospectus.

    Please confirm if this accurate and if so, please explain to the staff under what circumstances the NY Version prospectus would be used to sell in a state other than New York.

14. Please add an appropriate cross-reference for more information regarding modified endowment contracts at end of third bullet point under "Premium Payments" appearing on page 20.

15.   Standard Policy Charges (page 25)

a.   Under "Sales Load" on page 25, please briefly describe what the "Commissionable Target Premium" is or represents and also include the range of applicable values.

b.   Under "Sales Load" on page 25 for the NY Version, please delete the disclosure added to the first paragraph given that this prospectus is being filed on an initial registration statement.

Similarly, please delete the disclosure added to the first bullet point under "The Minimum Required Death Benefit" on page 72 of the NY Version.

c.   For the Surrender Charge on page 26 please provide the tables for the Administrative Target Factors, Surrender Target Factors, and Surrender Charge percentage discussed in, respectively, the third, fourth, and fifth paragraphs in lieu of providing them in the statement of additional information ("SAI").

d.   Please include a brief description of the Policy Loan Interest Charge referred to at the end of the table on page 6.

e.   As required by Item 5, when describing rider charges under "Policy Riders and Rider Charges" beginning on page 33, please confirm that the actual amount of and/or the applicable range of the rider charge has been provided for all applicable riders, for example, compare the descriptions in the "Overloan Lapse Protection Rider Charge" and "Adjusted Sales Load Life Insurance Rider Charge" on page 34 with that of the "Children's Insurance Rider Charge" on page 35.

16.   Policy Loans (page 48)

Please note that for more accurate disclosure, you may reflect the net amount charged for policy loans in the fee table on page 6, *i.e.*, 0.9% in lieu of 3.9%.

17.   Policy Restoration after a Full Surrender (page 51)

Please provide all details regarding the restoration process in lieu of a cross-reference to and providing it in the SAI. Item 11.d.

18.   The Death Benefit (page 51)

a.   For the National Version only, please disclose the Death Benefit Option 3 Maximum Increase described in the last paragraph under "Death Benefit Options" on page 52.

b. Under "Changes in the Death Benefit Option" on page 52 and if applicable, please disclose whether there would be any adjustment to the Underwriting and Distribution Charge and Surrender Charge if there was a change from Death Benefit Option 1 or 3 to Death Benefit Option 2.

19. Taxes (page 55) and Legal Proceedings (page 64)

Please confirm the disclosure under these sections is current and in compliance with, respectively, Items 12 and 13.

STATEMENT OF ADDITIONAL INFORMATION

20. Please update the commission information under "Waddell & Reed, Inc."

21. Under "Services" on page 2 of statement of additional information, please describe the compensation paid for the administrative services provided. Item 17(c)(1).

22. The fifth paragraph under "Surrender Charges" appearing on page 27 of the prospectus describes the Surrender Charge Percentage as varying in part by Specified Amount similarly to the corresponding paragraph in the prospectus for the Accumulation VUL II initial registrations statement.

However, here the table for the Surrender Charge Percentage on page 7 of the SAI only reflects variations for age and sex. In contrast, the corresponding table in the SAI for the Accumulation VUL II initial registration statement also reflects "Bands" which represent ranges of specified amount as well as the 3 different types of available death benefits. Please reconcile and revise the table here to properly reflect all factors that may vary its value.

PART C

23. For the exhibits, please provide the custodian agreement (see second paragraph under "Services" on page 2 of SAI). Item 26(b).

24. Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

25.   Representations – Please Resubmit

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

****

Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6767. Mail or deliveries should include reference to Mail Stop 8629 and should include all nine digits of the following zip code: 20549-8629. My facsimile number is (202) 772-9285.

Sincerely,

Sonny Oh
Senior Counsel
Office of Insurance Products